SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2010

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	T	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

A press release regarding 2010 second quarter unaudited financial results of Camelot Information Systems Inc. (the “Registrant”), made by the Registrant on August 19, 2010.

CAMELOT INFORMATION SYSTEMS INC.
 ANNOUNCES SECOND QUARTER 2010
UNAUDITED FINANCIAL RESULTS

Net revenues increased 90% year-over-year
Adjusted net income attributable to Camelot1 increased 102% year-over-year

BEIJING — August 19, 2010 — Camelot Information Systems Inc. (NYSE: CIS, the “Company” or “Camelot”), a leading domestic provider of enterprise application services and financial industry information technology services in China, today announced its unaudited financial results for the second quarter ended June 30, 2010.

SECOND QUARTER 2010 FINANCIAL AND OPERATING HIGHLIGHTS

•	Net revenues increased 90.4% year-over-year to US$44.1 million.
•
Adjusted operating income1 increased 103.8% year-over-year to US$7.4 million from US$3.6 million in the second quarter 2009. U.S. GAAP operating income increased 50.7% year-over-year to US$4.2 million from US$2.8 million in the second quarter 2009.

•
Adjusted net income1 attributable to Camelot increased 102.3% year-over-year to US$6.5 million from US$3.2 million in the second quarter 2009. U.S. GAAP net income attributable to Camelot increased 40.4% year-over-year to US$3.4 million from US$2.4 million in the second quarter 2009.

•
Adjusted diluted earnings per share1 was US$0.04, as compared to diluted earnings per share of US$0.02 in the second quarter 2009. U.S. GAAP diluted earnings per share was US$0.02 in second quarter 2010 and US$0.02 in the second quarter 2009. Adjusted diluted earnings per American Depositary Share (“ADS”)2 was US$0.18, as compared to diluted net earnings per ADS of US$0.10 in the second quarter 2009. U.S. GAAP diluted earnings per ADS2 was US$0.09, a 23.9% increase from US$0.07 in the second quarter 2009.

•
Employees totalled 3,116, including 2,625 information technology (IT) professionals, as of June 30, 2010, representing a 57.3% increase in total employees and a 56.9% increase in IT professionals compared with June 30, 2009.

Mr. Simon Ma, Camelot’s Chairman and Chief Executive Officer, commented, “We are pleased to report a very strong set of quarterly financial and operational results, following on from our July 21 initial public offering (IPO) on the New York Stock Exchange. Amidst volatile capital market conditions, our successful listing demonstrated investors’ confidence in the strength of our revenue model and the attractive positioning of our business. Our listing also affords us the financial flexibility and global recognition to execute on our growth initiatives and capitalize on the positive industry dynamics in China’s high-growth, underpenetrated IT services market.

“During the second quarter, revenue increased significantly, helping us to achieve 90.4% year-over-year top-line growth. Our Enterprise Application Services (“EAS”) continued to benefit from overall market expansion, strong client engagement, and further growth in our leading market share. Performance in our Financial Industry IT Services (“FIS”) segment also

_________________________
1  For more information about the adjusted (i.e. non-GAAP) financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.
2  One American Depositary Share (“ADS”) is equivalent to four ordinary shares.

strengthened, boosted by the integration of our customized solutions acquisitions which positioned us to capture the next wave of financial services sector IT spending. As the Chinese banking industry becomes more sophisticated and competition increases, banks are facing growing pressure to improve customer operations and financial product innovation, giving rise to a new phase of industry-wide development and opportunity for Camelot. Going into the second half of 2010, we expect the growth momentum across our business lines, especially in EAS, will continue.”

Ms. Heidi Chou, Camelot’s Chief Operating Officer, added, “Our goal is to become the market leader in each of the IT service and solutions markets in China that we address by broadening our service offering and capitalizing on cross-selling opportunities. A prime example of our approach is exhibited by our activities in the Financial Industry IT Services (FIS) segment. Entering the second half of 2010, we are poised to benefit from our two recently acquired customized solutions providers which capture this next phase of financial sector IT spending in China. One of the customized solutions relates to automating bank teller systems and branch operations to improve customer experiences. The other is a financial supply chain solution that enables banks to offer innovative loan products while reducing overall credit risks. These products have significantly increased our FIS scope and scale, and provide us with considerable ongoing cross-selling opportunities with EAS and within FIS, on which we intend to capitalize in coming quarters.”

Mr. Gordon Lau, Chief Financial Officer, commented, “Our listing provides us with the financial strength to execute our strategic and operational plans, as we increase the scalability of our business and enhance our margin profile. We believe our competitive advantages across all businesses, strong execution capability and favourable industry dynamics position us to achieve sustained top- and bottom-line growth. As a result, we anticipate net revenue for the third quarter 2010 to be approximately US$46.4 million, and adjusted net income attributable to Camelot to be approximately US$8.9 million.”

SECOND QUARTER 2010 FINANCIAL RESULTS AND OPERATIONAL UPDATES

Net Revenues

Net revenues for the second quarter 2010 increased 90.4% to US$44.1 million from US$23.1 million in the second quarter 2009.

Net Revenues by Service Line

	Three Months Ended June 30, 2010		Three Months Ended June 30, 2009
	(in thousands, except percentage)
Enterprise application services	28,940	65.7%	15,301	66.1%
Financial industry IT services	15,130	34.3%	7,847	33.9%
Total net revenue	44,070	100.0%	23,148	100.0%

EAS revenues increased 89.1% year-over-year to US$28.9 million, primarily reflecting the rapid growth of this service line as we increased our leading market position and benefitted from the general industry and financial market recovery in recent periods. FIS revenues increased 92.8% year-over-year to US$15.1 million, the increase being primarily a result of the contribution from the acquisition of customized solutions providers Tansun and Agree in 2009 (“customized solutions acquisitions”).

EAS and FIS accounted for 65.7% and 34.3% of total net revenues, respectively, in the second quarter 2010, as compared to 66.1% and 33.9%, respectively, in the same period of the previous year, reflecting a shift to a more balanced contribution from the Company’s two service lines.

Gross Profit and Gross Margin

Adjusted gross profit1 increased 85.7% to US$14.0 million, from US$7.5 million in the second quarter 2009, as a result of revenue growth from both service lines. U.S. GAAP gross profit was US$13.4 million, compared to US$7.5 million for same period last year. The difference between adjusted and GAAP gross profit represents US$0.6 million in share-based compensation and the amortization of intangible assets relating to the customized solutions acquisitions.

Adjusted gross margin1 in the second quarter 2010 was 31.7%, as compared to 32.5% in the second quarter 2009, as Camelot increased investment in order to capture new growth opportunities.  U.S. GAAP gross margin for the second quarter 2010 was 30.5%, compared with 32.3% in the second quarter 2009.

Operating Expenses

Adjusted operating expenses1 were US$6.6 million, a 67.3% year-over-year increase compared to the same period last year. U.S. GAAP operating expenses increased 95.0% to US$9.2 million from US$4.7 million in the second quarter 2009. The increase was mainly due to business expansion and the operating expenses incurred by the two customized solutions providers acquired in 2009. The difference between adjusted and GAAP operating expenses reflected US$0.5 million in share based compensation, US$1.1 million in amortization expenses, and US$1.0 million changes in fair value of contingent consideration incurred from the two customized solutions acquisitions in 2009.

Operating Income and Operating Margin

Adjusted operating income1 in the second quarter 2010 increased 103.8% to US$7.4 million from US$3.6 million in the second quarter 2009. U.S. GAAP operating income in the second quarter 2010 increased 50.7% to US$4.2 million as compared to US$2.8 million in the second quarter 2009.

Adjusted operating margin1 for the second quarter 2010 was 16.7%, compared with 15.6% in the second quarter 2009. U.S. GAAP operating margin for the second quarter 2010 was 9.5%, compared with 12.0% in the year-earlier period.

Net Income Attributable to Camelot and Earnings Per Share

As a result of the foregoing, adjusted net income1 attributable to Camelot for the second quarter increased 102.3% to US$6.5 million from US$3.2 million in the second quarter 2009. U.S. GAAP net income attributable to Camelot for the second quarter 2010 increased 40.4% to US$3.4 million from US$2.4 million in the second quarter 2009.

Adjusted net margin1 was 14.8% in the second quarter 2010, compared to 14.0% in the second quarter 2009. U.S. GAAP net margin was 7.7% in the second quarter 2010, compared to 10.4%

in second quarter 2009, reflecting an increase in amortization of share based compensation, intangible assets and change in fair value of contingent consideration for the customized solutions acquisitions in 2009.

Second quarter 2010 adjusted diluted earnings per share1 was US$0.04, compared to adjusted diluted earnings per share of US$0.02 in the second quarter 2009. U.S. GAAP diluted earnings per share in the second quarter 2010 was US$0.02, in line with diluted earnings per share of US$0.02 in the year-earlier period.

Second quarter 2010 adjusted diluted earnings per ADS2 was US$0.18, compared to adjusted diluted earnings per ADS2 of US$0.10 in the same period of the previous year. U.S. GAAP diluted earnings per ADS2 in the second quarter 2010 was US$0.09, a 23.9% increase from diluted earnings per ADS2 of US$0.07 in the second quarter 2009.

Cash, Cash Flow and Days Sales Outstanding

As of June 30, 2010, the Company had US$18.5 million in cash and cash equivalents, excluding term deposits. Operating cash flow was US$0.8 million for the second quarter 2010.

Days sales outstanding3 (“DSO”) was 138 for the second quarter 2010, unchanged from the second quarter 2009.

Employees

Employees totalled 3,116, including 2,625 information technology (IT) professionals, as of June 30, 2010, representing a 57.3% increase in total employees and a 56.9% increase in IT professionals compared with June 30, 2009. In terms of IT professionals, EAS employee headcount was 1,487, and FIS employee headcount was 1,138 at June 30, 2010.

RECENT DEVELOPMENTS

Initial Public Offering

Camelot’s initial public offering on the New York Stock Exchange raised US$146.7 million, ranking it as the largest ever United States (US) IPO from a Chinese IT services company, as well as the largest US IPO from China in 2010 at the time of listing on July 21, 2010. This milestone event has provided the Company with funding and flexibility to execute on its business expansion objectives, including the pursuit of additional strategic acquisitions, and will make Camelot’s equity incentive scheme more effective, which in turn will strengthen its ability to attract and retain top talent.

_________________________
3  Calculated by dividing average accounts receivable, net of deferred revenue, by rolling gross revenue before business tax and related surcharges, and multiplying by 360 days. Rolling gross revenue is for the 12 months ended June 30, 2010.

THIRD QUARTER AND FULL-YEAR 2010 GUIDANCE

Third Quarter 2010

Camelot expects net revenues for the third quarter 2010 to be approximately US$46.4 million, representing a 35.9% increase from the third quarter 2009.

The Company expects third quarter 2010 adjusted net income attributable to Camelot to be approximately US$8.9 million, representing a 28.4% increase from the third quarter 2009.

Camelot expects third quarter 2010 adjusted diluted earnings per share to be approximately US$0.05, in line with US$0.05 in the third quarter 2009, based on 176.3 million weighted average ordinary shares outstanding. Third quarter 2010 adjusted diluted earnings per ADS is expected to be approximately US$0.20 based on 44.1 million weighted average ADSs outstanding, compared with US$0.21 for the third quarter 2009.

Full Year 2010

The Company expects net revenues for the full year 2010 to be approximately US$176.4 million, representing a 49.5% increase from 2009.

Camelot expects full-year 2010 adjusted net income attributable to Camelot to be approximately US$28.2 million, representing a 53.2% increase from 2009.

Camelot expects full-year 2010 adjusted diluted earnings per share to be approximately US$0.17, based on 164.3 million weighted average ordinary shares outstanding. And the Company expects full-year 2010 adjusted diluted earnings per ADS to be approximately US$0.69 based on 41.1 million weighted average ADSs, compared to adjusted diluted earnings per ADS US$0.55 from 2009.

CONFERENCE CALL INFORMATION

Camelot’s management will host a conference call on Friday, August 20, 2010 at 5:00 am (US Pacific) / 8:00 am (US Eastern) / 8:00 pm (Beijing) to discuss its second quarter 2010 financial results and recent business activity. The conference call may be accessed by calling:

US Toll Free Dial In
US Toll
International Dial In
Hong Kong toll free
Hong Kong toll
UK toll free
UK toll
South China toll free / China Telecom
North China toll free / China Telecom
South China toll free / China Netcom
+1 866 730 5763 +1 857 350 1587 +1 857 350 1587 800 96 3844 +852 3002 1672 00 800 280 02002 +44 207 365 8426 10 800 130 0399 10 800 152 1490 10 800 852 1490

Participant Passcode	Camelot

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until Friday, August 27, 2010:
US Toll Free Dial In US Toll / International Dial In Passcode	+1 888 286 8010 +1 617 801 6888 63345727

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of Camelot’s website at www.camelotchina.com .

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP, Camelot uses the non-GAAP (“adjusted”) financial measures of gross profit and margin, operating expenses, operating income and margin, net income attributable to Camelot Information Systems Inc. and margin, and diluted earnings per share and diluted earnings per ADS, which are adjusted from results based on U.S. GAAP to exclude share-based compensation, acquisition-related intangible amortization, gain from extinguishment of liability, postponed initial public offering costs, and changes in fair value of contingent consideration. The non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. The non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of the non-GAAP financial measure may be different from the calculation used by other companies, and therefore comparability may be limited.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry IT services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2009 revenue and by number of SAP consultants as of December 31, 2009. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education. For more information about Camelot Information Systems Inc., please visit www.camelotchina.com.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2010 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. Camelot may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Camelot’s anticipated growth strategies; Camelot’s future business development, results of operations and financial condition; expected changes in the Company’s revenues and certain cost or expense items; Camelot’s ability to attract customers and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks is included in Camelot’s filings with the SEC. All information provided in this press release and in the attachments is as of August 19, 2010, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Camelot Information Systems Inc. Gordon Lau, Chief Financial Officer Tel: +86 10 5810 0808 Email: investors@camelotchina.com
Investor Relations (Hong Kong) Ruby Yim, Managing Director Taylor Rafferty Tel: +852 3196 3712 Email: camelot@taylor-rafferty.com	Investor Relations (US) Mahmoud Siddig, Director Taylor Rafferty Tel: +1 212 889 4350 Email: camelot@taylor-rafferty.com

– FINANCIAL TABLES TO FOLLOW –

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidation Balance Sheets (Unaudited)
(US Dollars in thousands, except share data)

	June 30,	December 31,
	2010	2009
Assets
Current assets
Cash and cash equivalents	18,457	33,820
Restricted cash	2,517	2,372
Billed account receivable	26,727	21,026
Unbilled account receivable	60,628	47,188
Term deposits	154	299
Other current assets	12,525	9,052
Total current assets	121,008	113,757
Property and equipment, net	4,373	4,119
Goodwill and other intangible assets	68,696	71,718
Other long-term assets	1,331	1,673
Total assets	195,408	191,267

Liabilities and shareholders' equity
Current liabilities
Consideration payable in connection with business
acquisition and debt extinguishment	7,570	14,239
Contingent consideration in relation to
acquisition of Agree and Tansun	2,477	-
Other current liabilities	46,941	42,906
Total current liability	56,988	57,145
Contingent consideration in relation to acquisition	11,650	12,820
Other non-current liabilities	4,890	5,345
Total liabilities	73,528	75,310
Shareholders' equity (a)	121,880	115,957
Total liabilities and shareholders' equity	195,408	191,267

Notes:
(a) As of June 30, 2010, there were 90,572,994 ordinary shares issued and outstanding.

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Operations (Unaudited)
(US dollars in thousands, except per share data)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Net revenue	44,070	23,148	79,382	43,670
Cost of revenues(1)(2)	-30,649	-15,675	-57,189	-30,420
Gross profit	13,421	7,473	22,193	13,250
Selling and marketing(1)(2)	-2,390	-1,139	-4,760	-2,239
General and administrative(1)	-5,316	-2,879	-9,571	-6,178
Research and development costs	-529	-719	-955	-1,354
Changes in fair value of contingent	-		-
consideration for acquisition	-1,000	-	-1,306	-
Total operating expenses	-9,235	-4,737	-16,592	-9,771
Government Subsidies	-	42	-	42
Income from operations	4,186	2,778	5,601	3,521
Interest expenses	-115	-8	-238	-22
Interest income	16	32	60	48
Gain on short-term investment	-	44	-	44
Income before provisions for income tax	4,087	2,846	5,423	3,591
Income tax expense	-703	-418	-992	-528
Net income	3,384	2,428	4,431	3,063
Non-controlling interest	-12	-26	-26	-24
Net income attributable to parent co.	3,372	2,402	4,405	3,039

Earnings per share
Basic-ordinary shares	0.02	0.02	0.03	0.02
Basic-Series A convertible preferred shares	0.02	0.02	0.03	0.02
Basic-Series B convertible preferred shares	0.02	0.02	0.03	0.02
Diluted-ordinary shares	0.02	0.02	0.03	0.02

Weighted average shares outstanding
Basic-ordinary shares	90,572,994	79,574,814	90,572,994	79,574,814
Basic-Series A convertible preferred shares	44,055,018	44,055,018	44,055,018	44,055,018
Basic-Series B convertible preferred shares	4,019,328	4,019,328	4,019,328	4,019,328
Diluted-ordinary shares	147,621,952	130,300,615	146,260,731	130,110,996

(1) Includes the following amounts of share-based compensation expenses for the periods indicated
	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Cost of revenues	40	33	80	66
Selling and marketing	50	25	100	50
General and administrative	433	179	754	421
Total share-based compensation expenses	523	237	934	537

(2)Includes the following amounts of amortization expense related to intangible assets acquired for business combination for the periods indicated
	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Cost of revenues	521	23	1,042	45
Selling and marketing	1,123	570	2,284	1,136
Total share-based compensation expenses	1,644	593	3,326	1,181

(3)The following table sets forth the reconciliation of our adjusted net income attributable to Camelot Information Systems Inc. to the U.S. GAAP net income attributable to Camelot Information Systems Inc.

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Net income attributable to Camelot Information Systems Inc.
(U.S. GAAP)	3,372	2,402	4,405	3,039
Share-based compensation	523	237	934	537
Acquisition-related intangible amortization	1,644	593	3,326	1,181
Changes in fair value of contingent consideration	1,000	-	1,306	-
Total adjusted amounts	3,167	830	5,566	1,718
Adjusted net income attributable to Camelot Information Systems Inc.	6,539	3,232	9,971	4,757

CAMELOT INFORMATION SYSTEMS INC.
Reconciliations of Adjusted Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data and percentage)

		Three months ended June 30,2010				Three months ended June 30,2009
		GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues		30,649	-561	(a)	30,088	15,675	-56	(a)	15,619
Operating expenses		9,235	-2,606	(a)	6,629	4,737	-774	(a)	3,963
Operating income		4,186	3,167	(a)	7,353	2,778	830	(a)	3,608
Net income	(c)	3,372	3,167	(a)	6,539	2,402	830	(a)	3,232
Net gross margin		30.5%	1.3%	(a)	31.7%	32.3%	0.2%	(a)	32.5%
Net operating margin		9.5%	7.2%	(a)	16.7%	12.0%	3.6%	(a)	15.6%
Net margin		7.7%	7.2%	(a)	14.8%	10.4%	3.6%	(a)	14.0%
Diluted EPS		$0.02	$0.02	(b)	$0.04	$0.02	$0.00	(b)	$0.02

		Six months ended June 30,2010				Six months ended June 30,2009
		GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues		57,189	-1,122	(a)	56,067	30,420	-111	(a)	30,309
Operating expenses		16,592	-4,444	(a)	12,148	9,771	-1,607	(a)	8,164
Net income	(c)	4,405	5,566	(a)	9,971	3,039	1,718	(a)	4,757
Net gross margin		28.0%	1.4%	(a)	29.4%	30.3%	0.3%	(a)	30.6%
Net operating margin		7.1%	7.0%	(a)	14.1%	8.1%	3.9%	(a)	12.0%
Net margin		5.5%	7.0%	(a)	12.6%	7.0%	3.9%	(a)	10.9%
Diluted EPS		$0.03	$0.04	(b)	$0.07	$0.02	$0.02	(b)	$0.04

Notes:
(a) Please see note below Condensed Consolidated Statements of Operations (Unaudited) for the reconciliation process.

(b) Adjusted diluted EPS is computed by dividing adjusted net income attributable to Camelot Information Systems Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

(c) Net income refers to net income attributable to Camelot.

CAMELOT INFORMATION SYSTEMS INC.
Adjusted Financial Guidance to Comparable GAAP Guidance
(US dollars in millions, except per share data and percentage)

		Three months ended Sep 30,2010						Year Ended Dec 31,2010
		GAAP		Adjustments		Adjusted		GAAP		Adjustments		Adjusted
Net income	(a)	5.9		3.0	(b)	8.9		16.1		12.1	(b)	28.2
Diluted EPS		$0.03	(c)	$0.02	(b)	$0.05	(c)	$0.10	(c)	$0.07	(b)	$0.17	(c)

Notes:
(a) Net income refers to net income attributable to Camelot.

(b) Reflects estimated adjustment for acquisition-related intangible assets amortization expense, share-based compensation and changes in fair value of contingent consideration for acquisition.

(c) Based on 176.3 and 164.3 million weighted average ordinary shares outstanding for the three-month period ended Sep 30, 2010 and year ended Dec 31, 2010.

CAMELOT INFORMATION SYSTEMS INC.
Quarterly Data Sheet

Net Revenues by Service Line by Quarter
(US Dollars in Thousands)	2Q10	2Q09	1H10	1H09	2009	2008
Enterprise application services	28,940	15,301	53,945	29,651	79,423	65,266
Financial industry IT services	15,130	7,847	25,437	14,019	38,580	25,506
Total net revenues	44,070	23,148	79,382	43,670	118,003	90,772

(As % of Total Net Revenue)
Enterprise application services	65.7%	66.1%	68.0%	67.9%	67.3%	71.9%
Financial industry IT services	34.3%	33.9%	32.0%	32.1%	32.7%	28.1%
Total net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Net Revenues by Service Line by latest 6 Quarter
(US Dollars in Thousands)	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09
Enterprise application services	28,940	25,005	26,265	23,507	15,301	14,350
Financial industry IT services	15,130	10,307	13,925	10,636	7,847	6,172
Total net revenues	44,070	35,312	40,190	34,143	23,148	20,522

(As % of Total Net Revenue)
Enterprise application services	65.7%	70.8%	65.4%	68.8%	66.1%	69.9%
Financial industry IT services	34.3%	29.2%	34.6%	31.2%	33.9%	30.1%
Total net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Net Revenues by Industry Verticals
(As % of Total Net Revenue)	2Q10	2Q09	1H10	1H09	2009	2008
Financial services	36.6%	34.5%	33.6%	33.5%	35.0%	30.2%
Resources and energy	21.9%	16.6%	22.6%	19.5%	23.9%	18.0%
Manufacturing and automobile	15.4%	9.6%	16.0%	12.0%	17.1%	15.1%
Technology	12.4%	21.6%	12.6%	16.5%	10.3%	14.7%
Others	13.7%	17.7%	15.2%	18.5%	13.7%	22.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Net Revenues by Geographic Markets
(As % of Total Net Revenue)	2Q10	2Q09	1H10	1H09	2009	2008
PRC and Taiwan	90.5%	89.5%	89.3%	87.8%	89.4%	85.0%
Japan	7.1%	10.2%	8.1%	11.5%	9.9%	12.7%
Others	2.4%	0.3%	2.6%	0.7%	0.7%	2.3%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Net Revenues by Customer Concentration
(As % of Total Net Revenue)	2Q10	2Q09	1H10	1H09	2009	2008
Single largest	39.2%	36.0%	38.2%	34.7%	31.6%	31.6%
Five largest	52.7%	59.4%	52.2%	55.7%	49.0%	48.4%
Ten largest	60.2%	75.7%	61.4%	72.0%	63.0%	64.6%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By:	/s/ Yiming MA
Name:	Yiming MA
Title:	Chief Executive Officer

Date: August 23, 2010